  Exhibit 99.1

High Tide Opens New Canna Cabana in Toronto

This Opening Represents the 70th Canna Cabana Location in Ontario

CALGARY, AB, Oct. 7, 2024 /CNW/ - High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced that its Canna Cabana retail cannabis store located at 201 Danforth Avenue, Toronto, Ontario will begin selling recreational cannabis products and consumption accessories for adult use today. This opening brings the total number of Canna Cabana branded retail cannabis locations to 184 in Canada, 70 stores in the province of Ontario and the 10th in the city of Toronto.

Danforth Avenue is on the east side of Toronto and is part of Greektown, a vibrant walking neighbourhood with large summer festivals such as Taste of Danforth and Sounds of Greektown. This new Canna Cabana store opens across the street from a large provincially owned liquor store and is one block away from the bustling Broadview subway station. It is also steps away from the Danforth music hall. Featuring a population density of nearly 250,000 residents within a three-kilometre radius, this new store is poised to take advantage of daily foot traffic and welcome locals and tourists alike attending the various community events.

"I am pleased to announce the opening of our brand-new Cabana on Danforth Avenue in Toronto. With a population density exceeding 250,000 residents in a three-kilometer radius, this neighbourhood also benefits immensely from the thousands of tourists that visit the popular community festivals each year. Opening Canna Cabana stores in high traffic locations such as Danforth Avenue provides great exposure for our brand and gives us an excellent opportunity to continue onboarding thousands of new ELITE and Cabana Club members," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"Our Canna Cabana brand and the Cabana Club have grown exponentially in popularity over the past six years and this is why we are now evaluating additional retail opportunities in the city of Toronto. We are targeting densely populated corridors like Danforth and other prime  locations to serve as many Torontonians as we can through our disruptive and innovative retail model. Expanding our reach in one of the largest and fastest growing population centers in North America will be a focus for us through the remainder of 2024 and beyond," added Mr. Grover.

ABOUT HIGH TIDE

High Tide, Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant and is the second-largest cannabis retailer globally by store count1. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including: and fully-integrated operations across all components of cannabis, including:

Bricks & Mortar Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 184 current locations spanning British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and growing. In 2021, Canna Cabana became the first cannabis discount club retailer in the world.

Retail Innovation: Fastendr™ is a unique and fully automated technology that employs retail kiosks to facilitate a better buying experience through browsing, ordering and pickup.

Consumption Accessories: High Tide operates a suite of leading accessory e-commerce platforms across the world, including Grasscity.com, Smokecartel.com, Dailyhighclub.com, and Dankstop.com.

Brands: High Tide's industry-leading and consumer-facing brand roster includes Queen of Bud, Cabana Cannabis Co, Daily High Club, Vodka Glass, Puff Puff Pass, Dopezilla, Atomik, Hue, Evolution and more.

CBD: High Tide continues to cultivate the possibilities of consumer CBD through Nuleafnaturals.com, FABCBD.com, blessedcbd.de and blessedcbd.co.uk.

Wholesale Distribution: High Tide keeps that cannabis category stocked with wholesale solutions via Valiant™.

Licensing: High Tide continues to push cannabis culture forward through fresh partnerships and license agreements under the Famous Brandz™ name.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2024 for the fourth consecutive year and was named as one of the top 10 performing diversified industries stocks in both 2022 and 2024 TSX Venture 50. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

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[1] As reported by ATB Capital Markets based on store counts as of February 8, 2024

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release may contain "forward-looking information" and "forward-looking statements within the meaning of applicable securities legislation. The use of any of the words "could", "intend", "expect", "believe", "will", "projected", "estimated" and similar expressions and statements relating to matters that are not historical facts are intended to identify forward-looking information and are based on the Company's current belief or assumptions as to the outcome and timing of such future events. The forward-looking statements herein include, but are not limited to, statements regarding: the timing of our new location beginning to sell recreational cannabis products and consumption accessories for adult use, the expected benefits of the store location, and our commitment to opening future stores and the expansion of our discount club model. Readers are cautioned to not place undue reliance on forward-looking information. Actual results and developments may differ materially from those contemplated by these statements. Although the Company believes that the expectations reflected in these statements are reasonable, such statements are based on expectations, factors, and assumptions concerning future events which may prove to be inaccurate and are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including but not limited to the risk factors discussed under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form, and elsewhere in this press release, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.ca and www.sec.gov, which factors are incorporated herein by reference. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results, or otherwise, or to explain any material difference between subsequent actual events and such forward-looking information, except as required by applicable law.

SOURCE High Tide Inc.

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%CIK: 0001847409

For further information: CONTACT INFORMATION: Media Inquiries, Omar Khan, Chief Communications and Public Affairs Officer, High Tide Inc., omar@hightideinc.com, 403-770-3080; Investor Inquiries, Vahan Ajamian, Capital Markets Advisor, High Tide Inc., vahan@hightideinc.com

CO: High Tide Inc.

CNW 10:47e 10-OCT-24